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150 Panoramic Way

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$1,995,000.00 Total Property Price | **$1,000,000.00** Maximum Raise | **$5.00** / share Min 20 shares.

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OFFERED BY
DALMORE
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Clark Kerr Fire Trail



+2

UC Berkeley Nearest University

100.0% Occupancy Rate

0.0% AMOUNT RAISED

Number of Shares	200,000
Loan to Value	0%
Minimal Purchase Amount	$100
Raised to Date	$0
Target Minimum	$1,000,000

2023	3,887	10/5
Year Built / Renovated	Square Footage	Number of Beds/Baths

INVESTMENT CALCULATOR

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$100.00 — $100,000.00

Amount Invested $ 3,000.00

Projected Monthly Distribution ⓘ $ 17.00

Projected Annual Return ⓘ $ 555.00



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Property Description

All information here is subject to Reg CF final qualification by SEC.

150 Panoramic Way is an exquisite property offering breathtaking views of the Bay

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Location



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This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.

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YSMD's Projections and Targets on investments

Assumptions and projections included in the information on this Page, including pro forma projections (collectively "Projections") were provided by YSMD or an affiliate thereof and are not reflective of the position or opinions of, nor are they endorsed by any other person or entity other than YSMD or its affiliates. YSMD and its affiliates do not provide any assurance of returns or the accuracy or reasonableness of the Projections provided by YSMD or its affiliates. There can be no assurance that YSMD's methodology used for calculating any Projections, including Projected Annualized Returns, IRR or Distributions ("Targets"), are appropriate or adequate. YSMD's Projections and Targets are hypothetical, are not based on actual investment results, and are presented solely for the purpose of providing insight into YSMD's and YSMD's investment objectives, detailing its anticipated risk and reward characteristics and for establishing a benchmark for future evaluation of YSMD's performance. YSMD's Projections and Targets are not a predictor, projection or guarantee of future performance. There can be no assurance that YSMD's Projections or Targets will be met or that YSMD will be successful in meeting these Projections and Targets. Projections and Target returns should not be used as a primary basis for an investor's decision to invest.

No Approval, Opinion or Representation, or Warranty by YSMD or its affiliates

The information on this Page, including YSMD's offering documentation, which may include without limitation the Offering Circular, Operating Agreement, Subscription Agreement, the Project Summary and all exhibits and other documents attached thereto or referenced therein (collectively, the "Investment Documents") was provided by YSMD or an affiliate thereof. Collab makes no representations or warranties as to the accuracy of such information and accepts no liability therefore. No part of the information on this Page is intended to be binding on Collab or its affiliates, or to supersede any of YSMD's Investment Documents. The opinions expressed on this page are solely the opinions of YSMD and its affiliates and none of the opinions expressed on this Page are the opinions of, nor are they endorsed by, Collab or its affiliates.

YSMD's Information Qualified by Investment Documents

The Information on this Page, including of the principal terms of YSMD's offering, is qualified in its entirety by reference to the more complete information about the offering contained in YSMD's Investment Documents. The information on this Page is not complete, and each prospective investor should carefully read all of the Investment Documents and any supplements thereto, copies of which are available by clicking the links above or upon request, before deciding whether to make an investment. The information on this page should not be used as a primary basis for an investor's decision to invest. In the event of an inconsistency between the information on this Page and the Investment Documents, investors should rely on the information contained in the Investment Documents. The information on this Page and the information in the Investment Documents are subject to last minute changes up to the closing date at the sole discretion of YSMD and its affiliates.

Risk of Investment

This real estate investment is speculative and involves substantial risk. There can be no assurances that all or any of the assumptions will be true or that actual performance will bear any relation to the hypothetical illustrations herein, and no guarantee or representation is made that investment objectives of YSMD will be achieved. In the event that actual performance is below YSMD's Targets, your investment could be materially and adversely affected, and there can be no assurance that investors will not suffer significant losses. A loss of part or all of the principal value of your investment may occur. You should not invest unless you can readily bear the consequences of such loss. Please see YSMD's Investment Documents for additional information, including YSMD's discussion concerning risk factors.

Risk of Forward-Looking Statements

Forward-looking statements are found here and in the applicable Investment Documents and may include words like "expects," "intends," "anticipates," "estimates" and other similar words. These statements are intended to convey the YSMD's projections or expectations as of the date made. These statements are inherently subject to a variety of risks and uncertainties. Please see the applicable Investment Documents for disclosure relating to forward-looking statements. All forward-looking statements attributable to YSMD or its affiliates apply only as of the date of the offering and are expressly qualified in their entirety by the cautionary statements included elsewhere in the Investment Documents. Any financial projections are preliminary and subject to change; YSMD undertakes no obligation to update or revise these forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the ultimate financial results. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections may be inaccurate in any material respect. Therefore, the actual results achieved may vary significantly from the forecasts, and the variations may be material.

YSMD's use of Debt

A substantial portion of the total acquisition for the Property will be paid with borrowed funds, i.e., debt. There can be no assurance that YSMD will secure debt on the rates and terms noted above, or at all. All of YSMD's estimated rates and terms of the debt financing are subject to lender approval, including but not limited to the annual interest rate and possible increases in capital reserve requirements for funds to be held in a lender-controlled capital reserve account. The use of borrowed money to acquire real estate is referred to as leveraging. Leveraging increases the risk of loss. If YSMD were unable to pay the payments on the borrowed funds (called a "default"), the lender might foreclose, and YSMD could lose its investment in its property.

In addition, unless the debt provides for a fixed rate of interest during the term of the loan and/or any subsequent extensions, the total amount of interest paid over the term of the debt will increase by the same amount as the related index. For example, if the index rate increases by 0.50% (50 basis points) the interest rate on the loan will increase by the same amount. The amount of such interest rate increases may be capped either by its terms or as the result of YSMD entering into an arrangement that caps the interest rate with respect to the debt at a particular rate.

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For additional information on risks and disclosures visit YSMD's Offer Circular.

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Collab (USA) Capital, LLC ("Collab") operates the collabhome.io website (the "Site") and is not a broker-dealer or investment advisor. All securities related activity is conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore. An up-to-date Dalmore Form CRS is available.

By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. Neither Collab nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. You should confer with your personal tax advisors regarding the tax consequences based on your particular circumstances. Neither Collab nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Collab, CollabHome, YSMD (Collab's Series LLC), nor Dalmore makes any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

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